

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

May 14, 2010

By U.S. Mail and facsimile to (617) 208-2968

Bob Bates
Chief Financial Officer
Inova Technology, Inc.
2300 West Sahara Ave., Suite 800
Las Vegas, NV 89102

> **Re:** **Inova Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2009**
> **Filed August 10, 2009**
> **Form 10-Q for the Quarterly Period Ended January 31, 2010**
> **Filed March 22, 2010**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 22, 2008**
> **File No. 000-27397**

Dear Mr. Bates:

We have reviewed your response letter dated April 30, 2010 and have the following comments. As noted in our comment letter dated March 26, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended April 30, 2009

Note 4 – Property and Equipment, page 18

1. We note your response to prior comment three and your conclusion that on a net basis there was no impact as a result of your proposed revisions. However, as a result of your proposal to revise accumulated depreciation to $734,436 it appears depreciation expense for the period will be reduced from $537,512, as disclosed on in Note 4, page 18, to $502,383. Please discuss the impact to the income statement and, if so, your basis for not revising your financial statements in an amended filing.

Note 8 – Notes Payable, page 23

2. We note your response to prior comment four. Please revise your disclosure to state the period of the waiver as required by Rule 4-08 (c) of Regulation S-X.

Note 15 – Warrants, page 30

3. With regards to prior comments five and six, we note your response and request for additional time to respond. After reviewing your response we may have additional comments. In the interim, please tell us if the put option agreements are also entered into at the same time additional warrants are issued under the anti-dilution provisions and how the amount of the put option is determined.   If not, please explain whether the put option amounts are fixed based on the original warrants issued. We note your response to prior comment 10.

Exhibits 31.1 and 31.2

4. We note your response to prior comment seven. Please amend your report for the revised certifications.

Form 10-Q for quarterly period ended January 31, 2010

Note 3 – Notes Payable, page 8

5. We note your response to prior comment eight. Despite the fact that the likelihood of having to pay the penalty is remote we continue to believe a reasonable estimate of the potential liability should be disclosed. Reference is made to FASB ASC 825-20-50-2.   Further, we note Boone granted an extension until April 30 for the registration statement to be filed. Please tell us and revise your disclosure in future filings to include the year through which the extension was granted.

Revised Preliminary Proxy Statement on Schedule 14A, Filed February 22, 2008

6. We note your correspondence dated April 6, 2010 indicating that Inova does not intend to file a definitive proxy statement with the Commission regarding the matters described in the preliminary proxy statement, however, your letter does not indicate whether or not shareholders were ever solicited on the matters discussed in the preliminary proxy statement. Further, we also note the Form 8-K filed on November 12, 2008 indicating that the company received confirmation from Nasdaq OMX confirming that the reverse split at a ratio of 400:1 would be effective November 12, 2008 and that the trading symbol of the company would change to INVA. We also note the statement on page 7 of the revised preliminary proxy statement that "Nevada corporate law requires that a majority of shareholders with voting rights approve a resolution to conduct a stock split." As

it appears that a reverse stock split has been completed by you and state law requires shareholder approval for a reverse stock split, please tell us whether you obtained shareholder approval for the reverse stock split and, if so, why a definitive proxy or information statement was not filed with the Commission. If you did not obtain shareholder approval for the reverse stock split, tell us why you believe that the reverse stock split was consummated in accordance with state law.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Ron Alper, Staff Attorney, at (202) 551-3329 if you have questions regarding comments on the proxy. Please contact me at (202) 551-3720 with any other questions.

Sincerely,
/s/ James Allegretto for
Andrew Mew
Accounting Branch Chief